UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On January 29, 2021, BiondVax Pharmaceuticals Ltd. announced the pricing of $12.1 million follow-on underwritten offering of American Depositary Shares.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated January 29, 2021

Exhibit 99.1 is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-240189) and its Registration Statement on Form S-8 (Registration No. 333-239344).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: January 29, 2021	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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